FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

Tax payer’s Registry (CNPJ/MF) Number 47.508.411/0001‐56

State Registration Number (NIRE) 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS MEETING

HELD ON DECEMBER 28, 2012

1.             DATE, TIME AND PLACE:         December 28, 2012, at 11:00 a.m., at the principal place of business of Companhia Brasileira de Distribuição (“CBD” or “Company”), at Avenida Brigadeiro Luís Antônio, 3142, suite 1, in the City of São Paulo, State of São Paulo.

2.         CALL NOTICE:  Call Notice published by the Official Gazette of the State of São Paulo, on the issues of December 13, 14, and 15, 2012, pages 4, 13 and 14, respectively, and by newspaper O Estado de São Paulo on the issues of December 13, 14 and 15, 2012, pages B12, B6 and B20, respectively.

3.         QUORUM:         Shareholders representing more than two thirds of the voting capital stock, pursuant to the signatures contained in the Shareholders Attendance Book, being the existence of legal quorum for the holding of the Meeting hereby established.  The Meeting was also attended by Mr. Mario Probst, member of the Company’s Fiscal Council.

4.         PRESIDING OFFICERS:            The Meeting was presided over by Mr. Vitor Fagá de Almeida, Corporate Relations and Investor Relations Officer of the Company, appointed by Mr. Abilio dos Santos Diniz, Chairman of the Company’s Board of Directors, as provided for by article 9 of the By-Laws, who invited me, Marcelo Acerbi de Almeida, to act as the secretary thereof.

5.         AGENDA:           To resolve on:

I.               Merger of the Spun-Off Assets of Sendas

(a)         the ratification of the execution of the “Private Instrument of Protocol and Justification of Partial and Selective Spin-Off of Sendas Distribuidora S.A., followed by the Merger of the Spun-Off Assets by Companhia Brasileira de Distribuição”, on November 26, 2012, by the managements of the Company and of Sendas Distribuidora S.A., a corporation with its principal place of business in the City of São João de Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas, 286, José Bonifácio, enrolled with the CNPJ/MF under No. 06.057.223/0001-71 (“Sendas”), which establishes the provisions and conditions of the partial and selective spin-off of Sendas, with the conversion of the spun-off part composed of certain operating assets and liabilities (the “Spun-Off Assets of Sendas”) into the Company (the “Protocol of Spin-Off of Sendas”), and of the acts and steps covered thereby (the “Partial Spin-Off of Sendas”);

(b)         the ratification of the engagement of Magalhães Andrade S/S Auditores Independentes, enrolled with the CNPJ/MF under No. 62.657.242/0001‐00 and with the Regional Board of Accountants of the State of São Paulo (CRC/SP) under No. 2SP000233/O‐3, with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6th floor, Jardim Paulistano, postal code 01452‐001 (“Magalhães Andrade”), as the specialized company that carried out the accounting valuation of the Spun-Off Assets of Sendas for purposes of the Partial Spin-Off of Sendas, and the resulting merger of the Spun-Off Assets of Sendas by the Company on the base date of September 30, 2012 (the “Valuation report of the Partial Spin-Off of Sendas”);

(c)         the approval of the Valuation Report of the Partial Spin-Off of Sendas;

(d)         the ratification of the engagement of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., enrolled with the CNPJ/MF under No. 05.487.514/0001‐37, with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, 1400, 1st floor, postal code 05001‐100 (“PWC”), as the specialized company that carried out the economic valuation of Sendas, on the base date of September 30, 2012 (the “Economic Valuation Report of Sendas”);

(e)         the approval of the Economic Valuation Report of Sendas;

(f)          the approval of the merger of the Spun-Off Assets of Sendas by the Company;

II.             Merger of the Spun-Off Assets of Sé

             (g)         the ratification of the execution of the “Private Instrument of Protocol and Justification of Partial Spin-Off of Sé Supermercados Ltda., followed by Merger of the Spun-Off Assets by Companhia Brasileira de Distribuição”, on November 28, 2012, by the managements of the Company and of Sé Supermercados Ltda., a limited liability company with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, 3172, Jardim Paulista, postal code 01402-002, enrolled with the CNPJ/MF under No. 01.545.828/0001-98 (“Sé”), which establishes the provisions and conditions of the Partial Spin-Off of Sé, with the conversion of the spun-off part composed of stores, inventories, financial assets, fixed assets of stores and equity interest in associated companies and controlled companies (the “Spun-Off Assets of Sé”) into the Company (the “Protocol of Spin-Off of Sé”), and of the acts and steps covered thereby (the “Partial Spin-Off of Sé”);

(h)         the ratification of the appointment and engagement of Magalhães Andrade as the specialized company that carried out the valuation of the Spun-Off Assets of Sé, on the base date of September 30, 2012, for purposes of the Partial Spin-Off of Sé and the resulting merger of the Spun-Off Assets of Sé by the Company (the “Valuation Report of the Partial Spin-Off of Sé”);

(i)          the approval of the Valuation Report of the Partial Spin-Off of Sé;

(j)          the ratification of the appointment and engagement of PWC as the specialized company that carried out the economic valuation of Sé, on the base date of September 30, 2012 (the “Economic Valuation Report of Sé”);

(k)         the approval of the Economic Valuation Report of Sé;

(l)          the approval of the merger of the Spun-Off Assets of Sé by the Company;  and

III.            Authorization to the Managers

             (m)        in case that the matters above are approved, authorization for the Company’s managers to perform all acts required for perfection of the resolutions proposed and approved by the Company’s shareholders.

6.          RESOLUTIONS:            After instatement of the Meeting and discussion of the matters set forth in the agenda, the shareholders resolved as follows:

I.              Summary of Minutes:  to approve the drawing up of the minutes of this Meeting in summarized form, as provided for by Article 130, §1 of the Corporation Law;

II.             Merger of the Spun-Off Assets of Sendas

(a)         to ratify, by unanimous votes of those present, the execution, by the Company’s management, of the Protocol of Spin-Off of Sendas, as provided for by Exhibit 6.II(a) to these minutes;

(b)         to ratify, by unanimous votes of those present, the engagement of Magalhães Andrade as the specialized company that prepared the Valuation Report of the Partial Spin-Off of Sendas;

(c)         to approve, by unanimous votes of those present, the Valuation Report of the Partial Spin-Off of Sendas, as provided for by Exhibit 6.II(c) to these minutes;

(d)         to ratify, by unanimous votes of those present, the engagement of PWC as the specialized company that prepared the Economic Valuation Report of Sendas;

(e)         to approve, by unanimous votes of those present, the Economic Valuation Report of Sendas, as provided for by Exhibit 6.II(e) to these minutes;

(f)          to approve, by unanimous votes of those present, the merger of the Spun-Off Assets of Sendas by the Company, with effects as from December 31, 2012, pursuant to the provisions and conditions set forth in the Protocol of Spin-Off of Sendas;

III.            Merger of the Spun-Off Assets of Sé

(g)         to ratify, by unanimous votes of those present, the execution, by the Company’s management, of the Protocol of Partial Spin-Off of Sé, as provided for by Exhibit 6.III(g) to these minutes;

(h)         to ratify, by unanimous votes of those present, the engagement of Magalhães Andrade as the specialized company that prepared the Valuation Report of the Partial Spin-Off of Sé;

(i)             to approve, by unanimous votes of those present, the Valuation Report of the Partial Spin-Off of Sé, as provided for by Exhibit 6.III(i) to these minutes;

(j)          to ratify, by unanimous votes of those present, the engagement of PWC as the specialized company that prepared the Economic Valuation Report of Sé;

             (k)         to approve, by unanimous votes of those present, the Economic Valuation Report of Sé, as provided for by Exhibit 6.II(e) to these minutes;

(l)          to approve, by unanimous votes of those present, the merger of the Spun-Off Assets of Sé by the Company, with effects as from December 31, 2012, pursuant to the provisions and conditions set forth in the Protocol of Spin-Off of Sé;  and

IV.            Authorization to the Managers

(m)        to authorize, by unanimous votes of those present, the Company’s managers to perform all acts required for perfection of the resolutions proposed and approved by the Company’s shareholders.

7.         CLOSING:         There being no further business to be transacted, the meeting was closed and these minutes were drawn up in summarized form, which were read and found to be in order and is executed by the shareholder present.  Shareholder Present:  Wilkes Participações S.A.  (by its attorneys-in-fact Oduvaldo Lara Junior and Bruna Luiza Tarnovski).  Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

São Paulo, December 28, 2012

____________________________

Marcelo Acerbi de Almeida

Secretary

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPJ/MF No. 47.508.411/0001‐56

NIRE 35.300.089.901

Exhibit 6.II(a)

to the

Minutes of the Special Shareholders Meeting

Held on December 28, 2012

Protocol of Spin-Off of Sendas

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPJ/MF No. 47.508.411/0001‐56

NIRE 35.300.089.901

Exhibit 6.II(c)

to the

Minutes of the Special Shareholders Meeting

Held on December 28, 2012

Valuation Report of the Partial Spin-Off of Sendas

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPJ/MF No. 47.508.411/0001‐56

NIRE 35.300.089.901

Exhibit 6.II(e)

to the

Minutes of the Special Shareholders Meeting

Held on December 28, 2012

Economic Valuation Report of Sendas

and

Economic Valuation Report of Sé

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPJ/MF No. 47.508.411/0001‐56

NIRE 35.300.089.901

Exhibit 6.III(g)

to the

Minutes of the Special Shareholders Meeting

Held on December 28, 2012

Protocol of Spin-Off of Sé

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPJ/MF No. 47.508.411/0001‐56

NIRE 35.300.089.901

Exhibit 6.III(i)

to the

Minutes of the Special Shareholders Meeting

Held on December 28, 2012

Valuation Report of the Partial Spin-Off of Sé

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 31, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.